Exhibit 5.1

YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	February 27, 2007
Ref.	Opinion Arnon- February 2007

BVR Systems (1998) Ltd.
16 Hamelacha Street
Park Afek, Rosh Ha'ayin
Israel

Re: Registration Statement on Form S-8

Dear Sirs,

        We have acted as counsel for BVR Systems (1998) Ltd., a company organized under the laws of Israel (the “Company”), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) being filed by the Company under the Securities Act of 1933 for the purpose of registering an additional 200,000 of its Ordinary Shares, par value New Israeli Shekel 1.00 per share (the “Option Shares”), under the Company’s Share Option Plan (2001), as amended (the “Plan”). The Registration Statement is being filed further to the Registration Statement on Form S-8 filed with the Securities Exchange Commission on June 17, 2005, file number 333-125879, under which 5,707,900 of the Company’s Ordinary Shares, par value New Israeli Shekel 1.00 per share, were registered under the Plan.

        On the basis of such investigation as we have deemed necessary, we are of the opinion that the Option Shares have been duly and validly authorized for issuance and, when issued upon due exercise of options granted or hereafter granted under the Plan in accordance with the provisions of the Plan and the related option agreements (including payment of the option exercise price provided for therein), will be fully paid and nonassessable.

        We are members of the Israeli bar, and the opinions expressed herein are limited to questions arising under the laws of the State of Israel, and we disclaim any opinion whatsoever with respect to matters governed by the laws of any other jurisdiction.

        We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

Very truly yours, /s/ Yigal Arnon & Co. Yigal Arnon & Co.